ACTIONVIEW INTERNATIONAL, INC.

November 29, 2005

Mr. Daniel H. Morris, Attorney-Advisor
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth St. NW
Washington, DC 20549

Re:	Actionview International, Inc. SB-2 Comment Letter dated November 18, 2005 Registration Statement on Form SB-2, Filed on April 28, 2005, Amended on August 4, 2005 File No. 333-124386

Dear Mr. Morris,

Pursuant to Rule 477 under the Securities Act of 1933 ("Securities Act"), we hereby request that the Commission permit the immediate withdrawal of the registration statement of Actionview International, Inc. ("Company") on Form SB-2 (File No. 333-124386), as initially filed electronically with the Commission on April 28, 2005.

This will confirm that no offers or sales of securities have been made in connection with the offering described in the registration statement for which withdrawal is hereby requested.

Should you have any questions or comments with respect to the above request, please contact the undersigned. Thank you for your attention to this matter.

Very truly yours,
ACTIONVIEW INTERNATIONAL, INC.

/s/ Christopher Stringer

Christopher Stringer
President and Director